Exhibit 99.1

IM Cannabis to Focus on Israel, German and European
Growth; Commences Exiting the Canadian Cannabis Market

The company will focus its efforts and resources on growth in Israel and
Germany, with a primary focus of achieving profitability in 2023

Trichome Financial Corp. and certain of its subsidiaries have obtained protection from creditors pursuant to the Companies’ Creditors Arrangement
Act (“CCAA”)

GLIL YAM, Israel, November 7, 2022 -- IM Cannabis Corp. (“IMC” or the “Company”) (NASDAQ: IMCC) (CSE: IMCC), an international medical and adult-use recreational cannabis company, announces, effective today, that it is commencing exit of the Canadian cannabis market to focus its resources on pursuing growth opportunities in Israel, Germany and Europe.

With this move, the Company aims for a leaner organization with a primary focus on achieving profitability in 2023. IMC will continue building on the increasing demand and positive momentum in Israel, fueled by strategic alliances with top-of-the-line Canadian suppliers and a highly skilled sourcing team, to cement its leadership position in Israel and to advance a long-term growth plan in Germany. In the Company’s view, the strong sourcing infrastructure in Israel, powered by advanced product knowledge and regulatory expertise, will constitute a key competitive advantage in Germany, especially upon legalization of recreational cannabis. This is based on the premise that the German and Israeli markets share a number of common attributes such as robust commercial infrastructure, highly developed digital capabilities, favourable demographics and customer preferences.

“Our announcement today is a crucial part of our ongoing strategic refocusing plan to concentrate our efforts on the highest value markets and accelerate our path to profitability” says Oren Shuster, CEO of IM Cannabis. “By exiting the Canadian Cannabis market, we are seeking to maximize efficiency and create the right balance for future success. We are further strengthening our Israeli operations and preparing to bring our expertise to Europe to achieve market leadership in the medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.”

In connection with the announced restructuring, IMC’s wholly-owned Canadian subsidiary, Trichome Financial Corp. (“Trichome Financial”), and certain of its wholly-owned subsidiaries, including Trichome JWC Acquisition Corp., MYM Nutraceuticals Inc., Trichome Retail Corp., MYM International Brands Inc., and Highland Grow Inc. (Collectively Trichome Financial, “Trichome”), filed this morning and obtained creditor protection under the Canadian Companies’ Creditors Arrangement Act (“CCAA”) pursuant to an order of the Ontario Superior Court of Justice (Commercial List) (the “Court”). The CCAA proceedings are solely in respect of Trichome. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA proceedings.

The CCAA proceedings will afford Trichome the stability and flexibility required to restructure its business, including through a sale and investment solicitation process to be approved by the Court (“SISP”). Accordingly, the Company’s operations in Canada are expected to continue through Trichome until a sale transaction or one or more other restructuring transactions is completed.

Court materials filed in connection with Trichome’s CCAA proceedings can be found at https://www.ksvadvisory.com/insolvency-cases/case/trichome.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is an international cannabis company providing premium products to medical patients in Israel and Germany, Canada, the three largest federally legal markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IMC operates through Trichome Financial and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Disclaimer for Forward-Looking Information
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Company leaving the Canadian cannabis market to focus on Israel, Germany and Europe; achieving profitability in 2023; expectations related to demand and momentum in the Company’s Israeli operations; the restructuring of Trichome under the CCAA; and the continuation of the Company’s Canadian operations through Trichome until a sale transaction or one or more other restructuring transactions is completed.

By its very nature, forward-looking information involves inherent risks and uncertainties, which gives rise to the possibility that actual results may differ materially from those currently anticipated or implied in this press release. These include, but are not limited to: any failure of the Company to maintain “de facto” control over Focus Medical and/or High Way Shinua Ltd. (“HW Shinua”) in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in Canada, Israel or Germany such as the Israeli or German government deciding to abandon efforts to decriminalize or legalize adult-use recreational cannabis; the ability of the Company to access future financing if needed or on terms acceptable to the Company; risks of product liability and other safety-related liability from the usage of the Company’s cannabis products; supply chain constraints; loss of licenses; competition; reliance on key personnel; litigation risks; the risk of defaulting on existing debt and war and civil conflict in Eastern Europe and the Middle East.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s management’s discussion and analysis dated August 15th, 2022 and annual information form dated March 31st, 2022 filed with Canadian securities regulators and which are available on the Company’s issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking information included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on such date. The Company does not undertake any obligation to update forward-looking information except as required by applicable securities laws. Investors should not place undue reliance on forward-looking information. Forward-looking information contained in this press release is expressly qualified by this cautionary statement.